SO 3/5/03

03002225

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 2142

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Trubee, Collins & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M&T Plaza
(No. and Street)

Buffalo (City) New York (State) 14203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor 716-849-1470
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Key Bank Tower, 50 Fountain Plaza (Address) Buffalo (City) New York (State) 14202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 1 9 2003

Trubee, Collins & Co., Inc.

(SEC. I.D. No. 8-2142)
Statement of Financial Condition
as of December 31, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

AFFIRMATION

STATE OF NEW YORK)
COUNTY OF ERIE) SS:

We, Michael F. Sheets and William R. Pictor, affirm that, to the best of our knowledge and belief, the accompanying financial statement pertaining to Trubee, Collins & Co., Inc. as of and for the year ended December 31, 2002, are true and correct, and such financial statement will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any director has any proprietary interest in any account classified solely as that of a customer.

2-28-03
Michael F. Sheets Date
Chief Financial Officer

Subscribed and sworn to before me
this 28 day of Feb, 2003.

2/28/03
William R. Pictor Date
President

NOTARY PUBLIC

JEAN M. TORLONE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires 12/29/05

This report contains (check all applicable boxes):

(X)	(a)	Independent Auditors' Report.
(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Operations.
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Capital Debenture Bond and Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
(X)		Notes to Financial Statements.
(X)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation of Net Capital Pursuant to Rule 15c3-1.
(X)	(i)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule l5c3-3 under the Securities Exchange Act of 1934. (See Note 6 to the Financial Statements)
( )	(j)	Information Relating to the Possession or Control Requirements Under Rule l5c3-3 under the Securities Exchange Act of 1934. (Not Required)
( )	(k)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements under Rule l5c3-3 [included items g and h]. (Not Required)
( )	(l)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation [included in the notes to financial statements]. (Not Applicable)
(X)	(m)	An Oath or Affirmation.
( )	(n)	A copy of the SIPC Supplemental Report [filed concurrently herewith as a separate document].
(X)	(o)	A Report Describing Any Material Inadequacies Found to Exist or to Have Existed Since the Date of the Previous Audit (Supplemental Report on Internal Control).
(X)	(p)	Supplemental Report on Internal Control (a report describing any material inadequacies found to exist or to have existed since the date of the previous audit).

Deloitte & Touche LLP
Suite 250
Key Bank Tower
50 Fountain Plaza
Buffalo, New York 14202

Tel: (716) 843-7200
Fax: (716) 856-7760
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trubee, Collins & Co., Inc.

We have audited the accompanying statement of financial condition of Trubee, Collins & Co., Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Trubee, Collins & Co., Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 6, 2003

TRUBEE, COLLINS & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 196,292
Receivables from brokers and dealers	324,309
Securities owned	15,524
Investments	69,800
Furniture, fixtures and leasehold improvements (at cost, less accumulated depreciation of $270,756)	15,441
Deferred income taxes	4,139
Income taxes receivable	3,025
Other assets	58,230
TOTAL ASSETS	$ 686,760

LIABILITIES, CAPITAL DEBENTURE BOND AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 179,674
Total liabilities	179,674
CAPITAL DEBENTURE BOND AND STOCKHOLDERS' EQUITY:	
Capital debenture bond	26,000
Common stock, $1 par value, authorized 20,000 shares, issued and outstanding 11,448 shares	11,448
Additional paid-in capital	468,568
Retained earnings	121,020
	627,036
Less treasury stock, 2,875 shares, at cost	119,950
Total capital debenture bond and stockholders' equity	507,086
TOTAL LIABILITIES, CAPITAL DEBENTURE BOND AND STOCKHOLDERS' EQUITY	$ 686,760

See notes to financial statements.

TRUBEE, COLLINS & CO., INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. NATURE OF BUSINESS AND ACCOUNTING POLICIES

Nature of Business—Trubee, Collins & Co., Inc. (the "Company") acts as an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligation to the Company. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by its customers.

Accounting Policies—The significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Security Transactions—Security transactions and related commission revenue and expense are recorded on a trade date basis.

Commissions—Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Advisory Income—Advisory fees are received monthly or quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Depreciation—Depreciation is recorded using accelerated methods over the estimated useful lives of the assets, generally 5 - 7 years. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the life of the lease.

Securities Owned—Securities owned by the Company represent interest-bearing certificates valued at current market value, as determined by the Company.

Investments—Investments represent securities and warrants obtained in a private placement. The securities are carried at fair value, with the unrealized gains and losses reported within operations. The fair value of the securities is estimated based on quoted market prices for these instruments. The Board of Directors has determined it is appropriate to report these investments at cost, as there is no quoted market value available.

Other Assets—Other assets represent accounts receivable, employee advances and various prepaid expenses.

Capital Debenture Bond—The carrying value of the capital debenture bond represents the maturity value. The fair value of the bond is less than the carrying value, however the difference is not material to the financial statements.

Income Taxes—Deferred tax assets and liabilities are recorded for temporary differences between the financial statement and tax basis of assets and liabilities using the currently enacted tax rates. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Such differences will result in taxable or deductible amounts in future years and relate primarily to accelerated depreciation methods, prepaid expenses and unrealized gains and losses on investments.

Stockholders' Equity—The Company periodically allocates certain amounts to restricted retained earnings which is included, for presentation purposes, within additional paid-in capital. Additionally, the distribution of retained earnings is restricted for dividends in the amount of $119,950, representing the cost of treasury stock.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

New Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002.

The Company provides indemnification to an officer ("Officer") of the Company for expenses incurred by any action or proceeding, whether civil or criminal, by reason of the fact that such Officer is or was an officer of the Company, and serves or served at the request of the Company. The Officer is indemnified against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with an action or proceeding as noted above. The Company's liability under this agreement is unable to be quantified as it depends upon future events. Management believes that no events have occurred which would trigger the recording of such a liability at December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities – an interpretation of ARB No. 51*, ("FIN No. 46"). FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as Variable Interest Entities or "VIEs." FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. FIN No. 46, as it relates to existing entities, is effective for fiscal periods beginning after June 15, 2003. For new entities, FIN No. 46 is effective January 31, 2003. The Company will adopt FIN No. 46 as required in fiscal year 2003. Management believes that the adoption will not have an impact on the financial statements.

2. NET CAPITAL RULE

The Company, as a registered broker-dealer, must comply with the Uniform Net Capital rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed 15 times net capital (generally stockholders' equity plus capital debenture bond less reductions for assets not readily convertible into cash at full value). There are restrictions on a broker-dealer's operations if aggregate indebtedness exceeds 10 times net capital.

At December 31, 2002 the Company's net capital (including capital debenture bond) and required net capital (as defined) were $386,540 and $250,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .46 to 1.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences or noncompliance can include substantial monetary and non-monetary related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitation on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

3. CAPITAL DEBENTURE BOND

A Capital Debenture Bond was issued to a related party on January 2, 1992 for $26,000 without interest and with a maturity date of December 31, 2001. This bond was issued to a shareholder of the Company. On November 16, 2001 the maturity date on the Capital Debenture Bond was extended to December 31, 2006. Such capital debenture bond has received approval from the National Association Securities Dealers, Inc. and can be included in the computation of net capital as described in the note above.

4. LEASE OBLIGATIONS

The Company has operating leases for office space and certain office equipment. The following is a schedule by year of future minimum rental payments under operating leases that have initial or remaining noncancellable lease terms as of December 31, 2002:

Year Ending December 31	Amount
2003	$ 90,485
2004	90,485
2005	90,485
2006	88,200
2007	88,200
Total	$ 447,855

The above amounts are subject to an annual adjustment to reflect increases in occupancy expenses related to office space.

5. RETIREMENT PLAN

The Company has adopted a defined contribution retirement agreement which covers all employees who meet certain experience requirements. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally is funded monthly.

6. RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the rule.

7. INCOME TAXES

At December 31, 2002, the components of net deferred tax assets/liabilities are as follows:

Total of all deferred tax assets	$ 18,887
Total of all deferred tax liabilities	(14,748)
Total	$ 4,139

No valuation allowance has been provided on the above deferred tax assets, as it is more likely than not that the deferred tax assets will be realized.

8. CONTINGENCIES

The Company is a defendant in a lawsuit filed in 2001, alleging various violations of National Association of Securities Dealers, Inc. and Securities and Exchange Commission regulations regarding activities within the plantiff's securities account. The lawsuit seek damages in excess of $900,000, punitive damages, interest, and attorney's fees. The Company's counsel is unable to express an opinion as to the likely outcome. An unfavorable outcome could have an adverse material effect on the Company.

* * * * * *

Deloitte & Touche LLP
Suite 250
Key Bank Tower
50 Fountain Plaza
Buffalo, New York 14202

Tel: (716) 843-7200
Fax: (716) 856-7760
www.deloitte.com

Deloitte & Touche

February 6, 2003

To the Board of Directors
Trubee, Collins & Co., Inc.:

In planning and performing our audit of the financial statements of Trubee, Collins & Co., Inc. (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 6, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP